Exhibit (a)(2)(I)
FOR IMMEDIATE RELEASE
Contacts:
Christopher Martin, webMethods Investor Relations
703.460.6609
Chris.Martin@webMethods.com
John Conley, webMethods Public Relations
703.460.5996
John.Conley@webMethods.com
SOFTWARE AG RECEIVES FINAL REGULATORY CLEARANCE NEEDED FOR THE ACQUISITION OF WEBMETHODS, INC.
FAIRFAX, Va. – May 24, 2007 – webMethods, Inc. (Nasdaq: WEBM), a leading business integration and optimization software company, today announced that Software AG (TecDAX, ISIN DE 0003304002 / SOW) has received clearance from the Committee on Foreign Investment in the United States (CFIUS) for its proposed acquisition of webMethods. This was the final regulatory clearance needed in connection with the acquisition. As previously announced, the acquisition received antitrust clearance earlier this month from the U.S. Federal Trade Commission and the German Federal Cartel Office.
Software AG’s tender offer for all of the outstanding shares of webMethods is scheduled to expire at 12:00 midnight, New York City time, on Friday, May 25, 2007.
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About webMethods, Inc.
webMethods (Nasdaq: WEBM) provides business integration software to integrate, assemble and optimize available IT assets to drive business process productivity. webMethods delivers an innovative, enterprise-class business integration platform that incorporates proven integration technology with next generation capabilities into one interoperable set of tools that delivers a unique combination of efficiency, agility and control. webMethods combines industry leadership with a zealous commitment to customers to deliver tangible business value to more than 1,500 global customers. webMethods is headquartered in Fairfax, Va., with offices throughout the U.S., Europe, Asia Pacific and Japan. More information about the company can be found at www.webMethods.com.
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of webMethods common stock are being made pursuant to an Offer to Purchase and related materials that Software AG, Software AG, Inc. and Wizard Acquisition, Inc. filed with the SEC on Schedule TO on April 18, 2007. A Solicitation/Recommendation statement with respect to the tender offer has been filed by webMethods with the SEC. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG are available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the Solicitation/Recommendation statement and other documents filed with the SEC by webMethods are available free of charge by contacting webMethods Investor Relations at (703) 460-5822. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
The webMethods name and logo are registered trademarks of, and webMethods Fabric is a trademark of, webMethods, Inc. All other marks mentioned are trademarks or service marks of their respective companies.